SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               08 September, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Holding(s) in Company announcement made on 08 September, 2005






                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder number of shares

BARCLAYS CAPITAL NOMINEES LIMITED 4,055,144
Barclays Capital Securities Limited 9
Barclays Capital Securities Limited 1,628
Barclays Global Investors Canada 257,464
Barclays Trust Co & others 40,907
BARCLAYS TRUST CO AS EXEC/ADM 10,183
Barclays Trust Co DMC69 83,788
Barclays Trust Co E99 9,444
Barclays Trust Co R69 168,353
BNP PARIBAS 377,354
Chase Nominees - 16376 4,625,714
Chase Nominees - 20947 64,990,465
Chase Nominees - 21359 2,966,931
Chase Nominees - 28270 1,321,607
Chase Nominees - 28270 3,222,502
CIBC Mellon Global Securities 212,751
Clydesdale Nominees HGB0125 - 00324190 1,725
Clydesdale Nominees HGB0125 - 00496994 15,300
Clydesdale Nominees HGB0125 - 00520518 845
Clydesdale Nominees HGB0125 - 00594414 14,000
Clydesdale Nominees HGB0125 - 00594775 730
Clydesdale Nominees HGB0125 - 00693013 2,300
Clydesdale Nominees HGB0125 - 00694478 27,820
Clydesdale Nominees HGB0125 - 00697763 8,820
Clydesdale Nominees HGB0125 - 00703310 2,750
Clydesdale Nominees HGB0125 - 01001464 1,300
Clydesdale Nominees HGB0125 - 03102406 1,245
Clydesdale Nominees HGB0125 - 03105944 1,385
Clydesdale Nominees HGB0225 - 00597278 15,000
Cydesdale Nominees HGB0225 - 00639213 5,200
Gerrard Nominees Limited - ER1 443,947
Greig Middleton Nominees Ltd - GM1 3,010,380
Greig Middleton Nominees Ltd - GM3 1,673,300
INVESTORS BANK AND TRUST CO. 337,690
INVESTORS BANK AND TRUST CO. 2,498,227
INVESTORS BANK AND TRUST CO. 9,780,037
INVESTORS BANK AND TRUST CO. 76,176
INVESTORS BANK AND TRUST CO. 43,265,157
INVESTORS BANK AND TRUST CO. 90,594
INVESTORS BANK AND TRUST CO. 426,090
INVESTORS BANK AND TRUST CO. 2,322,306
INVESTORS BANK AND TRUST CO. 625,147
INVESTORS BANK AND TRUST CO. 1,524,904
INVESTORS BANK AND TRUST CO. 4,037,074
INVESTORS BANK AND TRUST CO. 72,092
INVESTORS BANK AND TRUST CO. 10,441,054
INVESTORS BANK AND TRUST CO. 88,608
INVESTORS BANK AND TRUST CO. 126,722
INVESTORS BANK AND TRUST CO. 241,773
INVESTORS BANK AND TRUST CO. 1,606,740
INVESTORS BANK AND TRUST CO. 1,607,536
INVESTORS BANK AND TRUST CO. 17,003,772

JP Morgan (BGI Custody) - 16331 2,514,313
JP Morgan (BGI Custody) - 16338 507,646
JP Morgan (BGI Custody) - 16341 2,269,407
JP Morgan (BGI Custody) - 16341 4,533,733
JP Morgan (BGI Custody) - 16342 1,047,013
JP Morgan (BGI Custody) - 16344 828,738
JP Morgan (BGI Custody) - 16345 1,393,084
JP Morgan (BGI Custody) - 16400 85,216,680
JP Morgan (BGI Custody) - 17011 143,285
JP Morgan (BGI Custody) - 18409 6,091,523

JPMORGAN CHASE BANK 1,198,288
JPMORGAN CHASE BANK 240,886
JPMORGAN CHASE BANK 1,132,752
JPMorgan Chase Bank 904,469
JPMorgan Chase Bank 32,287
JPMorgan Chase Bank 246,389
JPMorgan Chase Bank 82,582
JPMorgan Chase Bank 68,046
JPMorgan Chase Bank 4,491,945
JPMorgan Chase Bank 154,952
JPMorgan Chase Bank 352,807
JPMorgan Chase Bank 1,465,866
JPMorgan Chase Bank 1,479,392
JPMorgan Chase Bank 1,732,069
JPMorgan Chase Bank 756,527
JPMorgan Chase Bank 85,437
JPMorgan Chase Bank 1,016,158
JPMorgan Chase Bank 555,995
JPMorgan Chase Bank 25,428
JPMorgan Chase Bank 127,760
JPMorgan Chase Bank 237,217
JPMorgan Chase Bank 178,552
JPMorgan Chase Bank 170,218
JPMorgan Chase Bank 1,247,827
JPMorgan Chase Bank 261,726
Master Trust Bank 243,953
Mellon Trust - US CUSTODIAN 522,231
Mellon Trust - US CUSTODIAN 1,163,000
MELLON TRUST OF NEW ENGLAND 618,394
Mitsubishi Trust International 159,359
Mitsubishi Trust International 57,351
NORTHERN TRUST BANK - BGI SEPA 794,180
NORTHERN TRUST BANK - BGI SEPA 181,273
NORTHERN TRUST BANK - BGI SEPA 688,224
R C Greig Nominees RC1 14,565,979
R C Greig Nominees AK1 5,039,523
R C Greig Nominees BL1 1,287,313
R C Greig Nominees CM1 451,941
R C Greig Nominees GP1 2,091,997
R C Greig Nominees SA1 703,655
Reflex Nominees Limited 14,542
Reflex Nominees Limited 2,296
Royal Trust - Toronto 127,900
State Street 139,851
STATE STREET BOSTON 658,457
STATE STREET BOSTON 5,164,220
STATE STREET TRUST OF CANADA 243,244
Sumitomo TB 77,686
ZEBAN NOMINEES LIMITED 152,698

TOTAL HOLDING 341,682,254

5) Number of shares/amount of stock acquired

Total holding of 341,682,254 shares

6) Percentage of issued class

4.03%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc

10) Date of transaction

n/a

11) Date company informed

7 September 2005

12) Total holding following this notification

Total holding of 341,682,254 shares

13) Total percentage holding of issued class following this notification

4.03%

14) Any additional information

This notification updates the previous notification dated 20 June 2005 and is a result of the increase in the total holding of Barclays plc from 255,878,847 to 341,682,254 shares.

15) Name of contact and telephone number for queries

John Challis, 020 7356 4086

16) Name of authorised company official responsible for making this notification

John Challis, 020 7356 4086

Date of notification 8 September 2005

End



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 08 September, 2005